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                                                                    EXHIBIT 99.1

                                 HOLLINGER INC.
                             PROVIDES STATUS UPDATE

         Toronto, Canada, October 1, 2004 -- Hollinger Inc. ("Hollinger")
(TSX: HLG.C; HLG.PR.B) provides the following update in accordance with the guidelines pursuant to which the June 1, 2004 management and insider cease trade order was issued. These guidelines contemplate that Hollinger will normally provide bi-weekly updates on its affairs until such time as it is current with its filing obligations under applicable Canadian securities laws.

         Hollinger and Hollinger International Inc. ("Hollinger International") continue to pursue, on a without prejudice basis, the conclusion of mutually acceptable arrangements to permit the audit of Hollinger's 2003 annual financial statements to begin as soon as possible.

         Hollinger's 2003 annual financial statements cannot be completed and audited until Hollinger International's 2003 annual financial statements are completed. Hollinger International has advised Hollinger that it and its auditors need time to review the final report of the investigation by the Special Committee established by Hollinger International, which report was released on August 30, 2004, and to assess its impact, if any, on the results of operations of Hollinger International before it can complete and file its 2003 annual financial statements.

         As previously disclosed, on September 30, 2004, a majority in aggregate principal amount of holders of Hollinger's outstanding 11.875% Senior Secured Notes due 2011 (the "Senior Notes") waived any and all defaults or events of default under, and non-compliance with certain covenants of, the indenture governing the Senior Notes (the "Senior Indenture") relating to events occurring on or prior to September 30, 2004. In addition, Hollinger received consents from holders of a majority in aggregate principal amount of its Senior Notes approving amendments to the Senior Indenture and the related security agreement which, among other things, permit Hollinger to incur indebtedness in an aggregate amount outstanding not to exceed US$15 million (and to grant a second priority security interest in the collateral supporting the Senior Notes in connection therewith) through the issuance of notes substantially similar to the Senior Notes pursuant to an indenture substantially similar to the Senior Indenture. As a result, on September 30, 2004, Hollinger completed a private placement of US$15 million in aggregate principal amount of 11.875% Senior Secured Notes due 2011 (the "Second Priority Notes").

         As of the close of business on September 30, 2004, Hollinger and its subsidiaries (other than Hollinger International and its subsidiaries) had approximately US$14.0 million of cash or cash equivalents on hand and Hollinger owned, directly or indirectly, 792,560 shares of Class A Common Stock and 14,990,000 shares of Class B Common Stock of Hollinger International. The increase in Hollinger's cash and cash equivalents on hand during the period since its September 15, 2004 status update is substantially due to the receipt by the company of the net proceeds of the private placement of the Second Priority Notes. Based on the September 30, 2004 closing price of the shares of Class A Common Stock of Hollinger International on the New York Stock Exchange of US$17.29, the market value of Hollinger's direct and indirect holdings in Hollinger International was US$272,880,462.40. All of Hollinger's direct and indirect interest in the shares of Class A Common Stock of Hollinger International are being held in escrow with a licensed
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trust company in support of future retractions of its Series II Preference
Shares and all of Hollinger's direct and indirect interest in the shares of Class B Common Stock of Hollinger International are pledged as security in connection with the Senior Notes and Second Priority Notes. In addition, Hollinger has previously deposited with the trustee under the Senior Indenture approximately US$10.5 million in cash as collateral in support of the Senior Notes (which cash collateral is also now collateral in support of the Second Priority Notes, subject to being applied to satisfy future interest payment obligations on the outstanding Senior Notes as permitted by the recent amendments to the Senior Indenture). Consequently, there is currently in excess of US$269.6 million aggregate collateral securing the US$78 million principal amount of the Senior Notes outstanding and the US$15 million principal amount of the Second Priority Notes outstanding.

         As has been reported in the media, a loan made by Domgroup Ltd., a wholly owned subsidiary of Hollinger, to The Ravelston Corporation Limited, in the principal amount of Cdn$1.1 million has been repaid in full with interest.

         Hollinger's principal asset is its approximately 68.0% voting and 18.2% equity interest in Hollinger International. Hollinger International is an international newspaper publisher with English-language newspapers in the United States and Israel. Its assets include the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.

Media contact:
Jim Badenhausen
646-805-2006

                              www.hollingerinc.com